GBank Financial Holdings Inc.

9115 W. Russell Rd., Ste. 110

Las Vegas, Nevada 89148

April 14, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GBank Financial Holdings Inc.
Registration Statement on Form S-1 (File No. 333-285750)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), GBank Financial Holdings Inc., a Nevada corporation (the “Company”), hereby requests that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-285750) of the Company (the “Registration Statement”) be accelerated so that the Registration Statement shall become effective at 5:00 p.m. (Eastern Time) on April 16, 2025, or as soon as possible thereafter.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please confirm such event with our counsel, Sklar Williams PLLC, by calling Henry Lichtenberger at (702) 360-6000.

Very truly yours,

GBANK FINANCIAL HOLDINGS INC.

		By:	/s/ T. Ryan Sullivan
		Name:	T. Ryan Sullivan
		Title:	Chief Executive Officer

cc:	Alan C. Sklar, Esq.
Thomas E. Puzzo, Esq.